UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rehovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is SatixFy Communications Ltd.’s (the “Company”) Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders to be held on Thursday, June 27, 2024 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, no par value, of the Company at the close of business on Monday, June 3, 2024 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

 Copies of the Notice of Annual and Special General Meeting, Proxy Statement and Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

This Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibits No.
99.1	Notice for the Annual and Special General Meeting of Shareholders to be held on June 27, 2024.

99.2	Proxy Statement for the Annual and Special General Meeting of Shareholders to be held on June 27, 2024.

99.3	Proxy Card for the Annual and Special General Meeting of Shareholders to be held on June 27, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

Date: May 23, 2024	By:	/s/ Oren Harari
		Name	Oren Harari
		Title:	Interim Chief Financial Officer